Hatteras Financial Corp.

110 Oakwood Drive, Suite 340

Winston Salem, North Carolina 27103

November 4, 2010

Via Courier and EDGAR

Cicely LaMothe, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010

Washington, D.C. 20549

Re:	Hatteras Financial Corp.

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

File No. 001-34030

Dear Ms. LaMothe:

This correspondence is our response to your comment letter dated October 22, 2010, regarding our Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the quarterly period ended March 31, 2010. For your convenience, we reproduced your comment before our response thereto. Please see attached Annex A.

We acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions concerning the response letter, please contact our outside counsel, Jeffrey M. Sullivan at DLA Piper LLP (US) at (919) 786-2003, or Kenneth A. Steele at (336) 760-9331.

Sincerely,

Hatteras Financial Corp.

/s/ Kenneth A. Steele
Kenneth A. Steele, Chief Financial Officer

cc:	Securities and Exchange Commission

Jerard Gibson, Attorney

Jennifer Gowetski, Attorney

Yolanda Crittendon, Accountant

DLA Piper LLP (US)

Jeffrey M. Sullivan

Annex A

Form 10-K

Item 6 – Selected Financial Data, page 29

1.	We have read and considered your response to comment one. Based on our calculations, it seems that the amount reported as Interest Income on page 29 is used in the calculation of Average Portfolio Yield on page 2. The reference to Net Interest Income in note 4 to the table should be revised to be clear how the yield was calculated. Separately, please clarify why your response to us indicates that interest net of amortization was used in the calculation.

Response: In response to your comment, in our appropriate periodic filings with the Commission, we will revise the summary financial table to include a line item for “MBS Interest Income.” MBS interest income consists of our interest income generated solely from our investments in mortgage-backed securities. It does not include interest income generated from other assets, such as cash or other short term investments. In footnote 4 to the table, we will clarify that “Average Portfolio Yield” was calculated by dividing our MBS interest income by our average Agency MBS. Our MBS interest income is presented net of the amortization of any premiums or discounts. Those premiums or discounts must be amortized or accreted into MBS interest income to calculate the actual portfolio yield.

Item 7 – Management Discussion and Analysis, page 31

Agency Securities, page 36

2.	We have considered your response to comment 3 in our letter dated August 6, 2010. We continue to believe that more detailed disclosure regarding your current holdings is important to an investor’s understanding of your general risk profile. Please confirm that you will clarify in future filings, as applicable, that all of your agency securities are in the initial fixed rate period in addition to including the tables referenced in your response.

Response: In all appropriate periodic filings with the Commission, we confirm that we will clarify the approximate percentage of our portfolio that (i) is in the initial fixed-rate period, (ii) is in the initial fixed-rate period and will reset within 12 months, and (iii) is beyond the initial fixed-rate period and is adjusting on an annual basis. For example, in our Form 10-Q for the period ended September 30, 2010, we included disclosure substantially similar to the following:

As of September 30, 2010 and December 31, 2009, the ARMs underlying our agency securities had fixed interest rates for an average period of approximately 45 and 44 months, respectively, after which time the interest rates reset and become adjustable annually. At September 30, 2010, 99.4% of our Agency MBS were still in their initial fixed-rate period, and approximately 7.5% of our Agency MBS will reach the end of their initial fixed-rate period in the next 12 months.

In addition, if we acquire securities that reset more frequently, such as monthly or quarterly, we confirm that we will disclose that in tabular format in our appropriate periodic filings with the Commission.

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Liquidity and Capital Resources, page 41

3.	We note your response to comment 5 in our letter dated August 6, 2010 and the disclosure in your Form 10-Qs for the fiscal quarters ended March 31, 2010 and June 30, 2010. In addition to the information in your response letter, please quantify the frequency of your margin calls, the aggregate amount of such calls and provide detailed disclosure regarding your cash and cash equivalents available to satisfy future margin calls. Please provide such information in your response and confirm that you will include such information in future filings.

Response: In response to your comment, we will include in our appropriate periodic filings with the Commission disclosure substantially similar to the following:

As of September 30, 2010, the weighted average margin requirement, or the percentage amount by which the collateral value must exceed the loan amount, which we also refer to as the haircut, under all our repurchase agreements, was approximately 4.66% (weighted by borrowing amount). As of December 31, 2009, our weighted average haircut was 4.80%. We commonly receive margin calls from our lenders. We may receive margin calls on our repurchase agreements daily, although we typically receive them once or twice per month. We receive margin calls under our repurchase agreements for two reasons. One of these is what is known as a “factor call” which occurs each month when the new factors (amount of principal remaining on the security) are published by the issuing agency, such as Fannie Mae. The second type of margin call we may receive is a valuation margin call. Both factor and valuation calls occur whenever the total value of our assets securing the repurchase position drops below a threshold amount. This threshold amount is typically $100,000 to $250,000 depending on terms with our counterparty. Deficit amounts exceeding this threshold require dollar for dollar restoration of the margin shortfall. The total amount of our unrestricted cash and cash equivalents, plus any unpledged securities, is available to satisfy margin calls, if necessary. As of December 31, 2009 and September 30, 2010, we had approximately $558 million and $773 million, respectively in agency securities, cash and cash equivalents available to satisfy future margin calls. To date, we have maintained sufficient liquidity to meet margin calls, and we have never been unable to satisfy a margin call, although no assurance can be given that we will be able to satisfy requests from our lenders to post additional collateral in the future.

In addition, we will continue to include in our appropriate periodic filings with the Commission disclosure substantially similar to the following:

Effects of Margin Requirements, Leverage and Credit Spreads

Our agency securities have values that fluctuate according to market conditions and, as discussed above, the market value of our agency securities will decrease as prevailing interest rates or credit spreads increase. When the value of the securities pledged to secure a repurchase loan decreases to the point where the positive difference between the collateral value and the loan amount is less than the haircut, our lenders may issue a margin call, which means that the lender will require us to pay the margin call in cash or pledge additional collateral to meet that margin call. Under our repurchase facilities, our lenders have full discretion to determine the value of the agency securities we pledge to them. Most of our lenders will value securities based on recent trades in the market. Lenders also issue margin calls as the published current principal balance factors change on the pool of mortgages underlying the securities pledged as collateral when scheduled and unscheduled paydowns are announced monthly.

Similar to the valuation margin calls that we receive on our repurchase agreements, we also receive margin calls on our interest rate swaps when the value of a hedge position declines. This typically occurs when prevailing market rates decrease, with the severity of the decrease also dependent on the term of the hedges involved. The amount of any margin call will be dollar for dollar, with a minimum transfer amount of between $100,000 and $250,000. Our posting of collateral with our hedge counterparties can be done in cash or securities, and is generally bilateral, which means that if the value of our interest rate hedges increases, our counterparty will post collateral with us.

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We experience margin calls in the ordinary course of our business, and under certain conditions, such as during a period of declining market value for agency securities, we experience margin calls at least monthly. In seeking to manage effectively the margin requirements established by our lenders, we maintain a position of cash and unpledged securities. We refer to this position as our liquidity. The level of liquidity we have available to meet margin calls is directly affected by our leverage levels, our haircuts and the price changes on our securities. If interest rates increase as a result of a yield curve shift or for another reason or if credit spreads widen, the prices of our collateral (and our unpledged assets that constitute our liquidity) will decline, we will experience margin calls, and we will use our liquidity to meet the margin calls. There can be no assurance that we will maintain sufficient levels of liquidity to meet any margin calls. If our haircuts increase, our liquidity will proportionately decrease. In addition, if we increase our borrowings, our liquidity will decrease by the amount of additional haircut on the increased level of indebtedness.

We intend to maintain a level of liquidity in relation to our assets that enables us to meet reasonably anticipated margin calls but that also allows us to be substantially invested in agency securities. We may misjudge the appropriate amount of our liquidity by maintaining excessive liquidity, which would lower our investment returns, or by maintaining insufficient liquidity, which would force us to liquidate assets into unfavorable market conditions and harm our results of operations and financial condition.

Financial Statements and Footnotes

Statements of Income, page F-4

4.	We have read and considered your response to comment six. In future filings including annual financial statements, you should not present dividends per share on the face of your Statements of Income pursuant to FASB ASC 260-10-45-5.

Response: In response to your comment, we will not present dividends per share on the face of our Statements of Income pursuant to FASB ASC 260-10-45-5 in future filings including our annual financial statements.

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